United States securities and exchange commission logo





                             October 27, 2023

       Hue Kwok Chiu
       Chief Executive Officer
       Smart Logistics Global Limited
       Unit 702, Level 7, Core B, Cyberport 3
       100 Cyberport Road
       Pokfulam, Hong Kong 999077

                                                        Re: Smart Logistics
Global Limited
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted October
2, 2023
                                                            CIK No. 0001987189

       Dear Hue Kwok Chiu:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted October 2, 2023

       Prospectus Cover Page, page i

   1.                                                   Please disclose the
location of your auditor   s headquarters and whether and how the
                                                        Holding Foreign
Companies Accountable Act, as amended by the Consolidated
                                                        Appropriations Act,
2023, and related regulations will affect your company.
   2. We note your disclosure stating that your shares offered in this prospectus are shares of your Cayman Islands
holding company, which has no material operations of its own and conducts all of its
operations through the operating entities established in the People   s
                                                        Republic of China, or
the PRC. Please also provide a cross-reference to your detailed discussion of risks
facing the company and the offering as a result of this structure.
   3. We note your disclosure that recently, "the PRC government initiated a series of regulatory actions and
made a number of public statements on the regulation of business
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FirstName LastNameHue    Kwok Chiu
Smart Logistics Global Limited
Comapany
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            2023       Logistics Global Limited
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         operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-
         monopoly enforcement." Please expand your disclosure to include recent statements and regulatory actions by China's government related to the use of variable interest entities. In addition, please clarify whether you are subject, directly or indirectly, to any of such recent statements and regulatory actions, including those related to the use of variable interest entities and data security or anti-monopoly concerns. In that regard, we note your disclosure that "[a]s advised by our PRC counsel, Jia Yuan Law Offices, as of the date of this prospectus, we are not directly subject to these regulatory actions or statements, as we have not implemented any monopolistic behavior." To the extent you may be indirectly subject to such recent statements and regulatory actions, please discuss how they have or may impact your ability to conduct your business, accept foreign investments or list on a
         U.S. or other foreign exchange.
4. Clearly disclose how you will refer to the holding company and its subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a subsidiary.
5.       We note your definition of "China    or the    PRC,    referring to
the People   s Republic of
         China, excludes the special administrative regions of Hong Kong and Macau. Please revise your disclosure throughout to clarify that the legal and operational risks associated with operating in China also apply to Hong Kong and Macao. For instance, clarify that the PRC government has significant authority to intervene or influence your Hong Kong subsidiary at any time, which could result in a material adverse change
         to your business, prospects, financial condition, and results of operations, and the value of your securities. In addition, discuss any commensurate laws and regulations in Hong Kong, where applicable throughout the prospectus, and the risks and consequences to you associated with those laws and regulations. As an example, if certain of your directors are located in Hong Kong, expand your disclosure related to the enforceability of civil liabilities to address Hong Kong. Additionally, we note you hold all of the equity interests in your PRC subsidiaries through a subsidiary incorporated in Hong Kong.
6. We note your disclosure regarding the Trial Measures states that you are actively gathering recording documents and plan to submit them to CSRC in the near future.
         Please revise to clearly state whether you will be required to complete the filing process and the current status of your application.
7. Where you discuss the control that will be held by Mr. Hue Kwok Chiu following the offering, please disclose that Mr. Chiu will have the ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents and approval of major corporate transactions.
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FirstName LastNameHue    Kwok Chiu
Smart Logistics Global Limited
Comapany
October 27,NameSmart
            2023       Logistics Global Limited
October
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Prospectus Summary
Overview, page 1

8. We note your principal executive office is in Hong Kong and you conduct all of your operations through the operating entities established in the People
s Republic of China, or
         the PRC. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and direction of transfer. Quantify any dividends or distributions subsidiaries have made to the holding company or other subsidiaries, which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors. Please also include corresponding disclosure in the prospectus summary section.
9. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the Company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
10. We note that you are not subject to cybersecurity review and approval by the CAC for this offering and our proposed listing. Disclose each permission or approval that you and your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to
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Smart Logistics Global Limited
Comapany
October 27,NameSmart
            2023       Logistics Global Limited
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         obtain such permissions or approvals in the future.
11. We note you disclose that a significant portion of your customers are large institutional customers and you typically enter into long-term contracts with them for logistics solutions on a year-to-year basis. However, you also disclose elsewhere that your transportation services contracts generally have a term of one-year. Please clarify the general range of length of time of your long-term contracts.
Corporate Structure, page 2

12. Please revise to disclose clearly the ownership of the entities by direct equity interest by solid line or arrows and entities controlled by contractual arrangements (i.e. VIEs) by dotted line or arrows and include a legend. If you do not use VIE structure, please clarify here.
Implications of Our Being an "Emerging Growth Company", page 2

13. Please update your disclosure here and elsewhere to reflect that the current revenue threshold for an emerging growth company is $1.235 billion.
Risk Factors , page 4

14.      Given the significant oversight and discretion of the government of
the People   s Republic
         of China (PRC) over the operations of your business, please describe any material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal securities rules,
         the term    control    (including the terms    controlling,
controlled by,    and    under
         common control with   ) means    the possession, direct or indirect,
of the power to direct or
         cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."
The trading price of our Shares may be volatile, which could result in substantial losses to investors, page 4

15. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Please expand your disclosure in this risk factor to address the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-
         run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.
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FirstName LastNameHue    Kwok Chiu
Smart Logistics Global Limited
Comapany
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            2023       Logistics Global Limited
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We retain certain personal information about our users and may be subject to various privacy and consumer protection laws, page 4

16. We note you disclose that you are not required to apply for the cybersecurity review for this offering under the Cybersecurity Review Measures. Please expand your disclosure to clarify whether greater oversight by the Cyberspace Administration of China may impact your business, as well as this offering, and discuss the consequences to you and your investors if you inadvertently conclude that the cybersecurity review measures do not apply to you and you are required to conduct a cybersecurity review in the future.
We use third-party services in connection with our business, and any disruption to these services could result in a disruption..., page 4

17. We note your disclosure here that two payment and administrative services suppliers are responsible for a significant part of your total cost of revenue. We also note your disclosure that you provided loans to two suppliers under Liquidity and Capital
         Resources. Please describe your current relationship with these third party providers. In addition, expand your disclosure here and elsewhere, as appropriate, to discuss the material terms of any of your arrangements with your third-party suppliers and tell us what consideration you gave to filing the agreements that govern your arrangements with them.
You must rely on the judgment of our management as to the use of the net proceeds from this offering..., page 4

18. Your disclosure here that you plan to use the net proceeds of this offering primarily for working capital purposes appears inconsistent with the disclosure under "Use of
         Proceeds." Please advise or revise.
Risks Related to Our Business and Industry, page 4

19. We note you have identified material weaknesses and deficiencies in your internal control over financial reporting as at December 31, 2022. Please expand your disclosures to include management's current plans, if any, or action already undertaken, for remediating these material weaknesses.
Use of Proceeds, page 7

20. Please revise to quantify the dollar amount of net proceeds to be allocated for each principal intended use. If the anticipated proceeds will not be sufficient to fund all the proposed purposes, please disclose the amounts and sources of other funds needed. In addition, ensure your disclosure is consistent with your disclosure under Use of Proceeds disclosure on page 3.
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FirstName LastNameHue    Kwok Chiu
Smart Logistics Global Limited
Comapany
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            2023       Logistics Global Limited
October
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Management's Discussion and Analysis of Financial Condition and Results of Operations, page
13

21. We note your disclosure that the COVID-19 pandemic had an adverse impact on your operations and that you leveraged a strategy to target customers in core industries of the
         PRC to control the adverse impact of the COVID-19 pandemic. Please expand your disclosure to discuss whether and how supply chain disruptions have or are expected to impact your results of operations or capital resources. For example, discuss whether you have or expect to experience operational suspension due to lack of equipment or labor shortages, higher costs due to challenges sourcing materials, or surges or declines in consumer demand. Explain whether and how you have undertaken efforts to mitigate the impact, and where possible quantify the impact, to your business. To the extent applicable, please also include related risk factor disclosure.
22. Please provide information regarding your research and development activities as provided by Part I, Item 5.C. of Form 20-F.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 14

23. We note you derive revenue by providing multi modal transportation and logistic services. To provide more insight to your investors, please quantify revenue for each mode of transportation service (i.e sea, land, rail etc.,) and logistic service. Provide a more fulsome discussion of factors impacting changes in each of your revenue stream during the periods presented.
24. Please revise your discussion of results of operations with quantification, the underlying business reasons for material changes in cost of revenue and related components during the periods presented. Refer to Item 303 of Regulation S-K.
Liquidity and Capital resources, page 15

25. Please disclose material amounts of cash disaggregated by currency denomination for the periods presented in each jurisdiction in which your affiliated entities are domiciled.
26. We note your revenue for the year ended December 31, 2022 decreased by approximately
         2.4%. However, your accounts receivable and contract assets as of December 31, 2022 increased by 52.4% and 7.8% respectively. Please revise to include a robust discussion describing the specific effect of the significant drivers that contributed to the material increase in accounts receivable and contract assets during the year. Industry , page 16

27. Please revise to disclose the title and date of each third-party report or publication referenced in this section. To the extent available, include hyperlinks to English-language versions of such sources. Alternatively, please contact the staff member associated with
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FirstName LastNameHue    Kwok Chiu
Smart Logistics Global Limited
Comapany
October 27,NameSmart
            2023       Logistics Global Limited
October
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         the review of this filing to discuss how to submit English translations of such materials for our review.
Business, page 23

28. Please ensure all graphics and images, including small print included in such graphics and images, are legible. For example, we note that your graphic on page 27 is not legible.
29. We note you engaged a third party software company for the development of your TMS system in 2017 and you engaged another software company for upgrading the system in
         2019. Please clarify whether you own or license such software. To the extent you license the software, please describe the terms and conditions of the license and file such agreement as an exhibit to your registration statement.
Related Party Transactions, page 33

30.      We note you disclose that Mr. Hue Kwok Chiu, your Chief Executive
Officer and
         Chairman, borrowed RMB30.0 million from Fuzhou JB on each of August 1, August 25,
         August 29 and September 1, 2023 and, as of the date of the prospectus, the outstanding balance of such loan was RMB 120.0 million. Please tell us on how you intend to comply with Section 13(k) of the Securities Exchange Act of 1934 with respect to the loan Fuzhou
         JB has made to Mr. Hue Kwok Chiu.
Financial Statements
Note 2 Summary of Significant Accounting Policies
Basis of presentation and principle of consolidation, page F-8

31. Please revise to disclose clearly the ownership of the entities by direct equity interest and entities controlled by contractual arrangements i.e. VIEs. If you do not use VIE structure, please clarify here. Disclose the consolidation policy and provide the basis for consolidation for each of the entity listed in the table as required by as required by ASC
         810-10-50-1.
Revenue Recognition, page F-12

32. We note you recognize transportation revenue at the point in time when delivery of goods is made and customer has accepted delivery. Please provide a comprehensive analysis that supports recognition of revenue at a point in time. Show us how you considered the criteria to record revenue over time based on ASC 606-10-25-27 through 29 and ASC
         606-10-55-6 and concluded that recognition of revenue at a point in time is appropriate.
         Revise to provide the required disclosures noted in ASC 606-10-50-17 through 19.
33. We note you utilize independent contractors and third-party carriers in the performances of transportation services as and when needed. We also note that based on your evaluation using a control model, you determine that you serve as a principal rather than an agent within your revenue arrangements. Please provide us with an analysis supporting
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Smart Logistics Global Limited
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            2023       Logistics Global Limited
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         this determination, including the specific factors considered in applying the guidance in
         ASC 606-10-55-36 through 606-10-55-40 and revise your disclosures as necessary.
34. Please revise to disclose in detail each service provided and related revenue recognized during the periods presented. Please provide additional disclosures that disaggregate revenue recognized from contracts with customers into categories that
         more fully depict how the nature, amount, timing and uncertainty of revenue and cash flows are effected by economic factors as required by ASC 606-10-50-5. Exhibits

35. Please file all material agreements as exhibits to your registration statement, including any agreements governing material leases, your long-term borrowing arrangement with a customer dating back to 2017, Fuzhou JB's loan facilities and the loan agreements with suppliers, or tell us why you do not believe that these are material agreements required to be filed pursuant to Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.
General

36. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
37.      Please revise your filing to include a page number on each page.
38. We note that you engage with a number of third parties, including major customers and suppliers. To the extent you have entered into material agreements with any of these parties, please discuss the material terms of such agreement and file copies of such agreements as exhibits. In particular, we note that one customer accounted for 32% and
         33% of your total revenue in 2021 and 2022 and your reliance on Supplier A.
39. Please include the dealer prospectus delivery requirements on the outside back cover page of your prospectus. Refer to Item 502(b) of Regulation S-K.
 Hue Kwok Chiu
Smart Logistics Global Limited
October 27, 2023
Page 9

       Please contact Joanna Lam, Staff Accountant, at 202-551-3476 or Raj Rajan, Staff
Accountant, at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios, Staff Attorney, at 202-551-8770 or
Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.



                                                            Sincerely,
FirstName LastNameHue Kwok Chiu
                                                            Division of
Corporation Finance
Comapany NameSmart Logistics Global Limited
                                                            Office of Energy &
Transportation
October 27, 2023 Page 9
cc:       Jane K. P. Tam, Esq.
FirstName LastName